Exhibit 99.2
Financial Statements as of and for three years ended
December 31, 2009

Crown Imports LLC
Table of Contents
Page(s)

Report of Independent Auditors
To the Board of Directors and Members of
Crown Imports LLC
In our opinion, the accompanying balance sheets and the related statements of income, changes in members’ equity and cash flows present fairly, in all material respects, the financial position of Crown Imports LLC (a limited liability company) at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLC

Chicago, Illinois
February 17, 2010

Crown Imports LLC
Balance Sheets
As of December 31, 2009 and 2008
(Dollars in thousands)

	2009	2008
Assets
Current assets
Cash and cash equivalents	$52,195	$42,617
Accounts receivable — net	99,067	100,869
Inventories	94,695	131,770
Prepaid expenses and other current assets	16,096	25,098
Receivables from related parties	9,652	6,559

Total current assets	271,705	306,913

Property and equipment, net	5,227	5,348
Long-term assets
Intangible assets	14,239	14,239
Goodwill	13,003	13,003

Total intangible assets	27,242	27,242

Other assets	68	80

Total assets	$304,242	$339,583

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$12,878	$16,586
Accrued excise taxes	5,442	9,263
Accrued expenses	29,970	19,208
Accrued distribution to member	25,000	—
Payables to related parties	30,031	19,365

Total current liabilities	103,321	64,422

Long-term liabilities
Long-term incentive plan	3,381	2,950
Other liabilities	46	148

Total long-term liabilities	3,427	3,098

Members’ equity	197,494	272,063

Total liabilities and members’ equity	$304,242	$339,583

The accompanying notes are an integral part of these financial statements.

Crown Imports LLC
Statements of Income
For the Years Ended December 31, 2009, 2008, and 2007
(Dollars in thousands)

	2009	2008	2007
Sales	$2,464,510	$2,628,602	$2,653,524
Less: Excise taxes	(191,134)	(202,309)	(205,685)

Net sales	2,273,376	2,426,293	2,447,839
Cost of product sold	1,607,190	1,698,425	1,699,590

Gross profit	666,186	727,868	748,249
Operating expenses
Selling, general and administrative	219,631	224,944	224,545

Operating income	446,555	502,924	523,704
Interest income	248	1,330	2,268

Net income	$446,803	$504,254	$525,972

The accompanying notes are an integral part of these financial statements.

Crown Imports LLC
Statements of Changes in Members’ Equity
For the Years Ended December 31, 2009, 2008, and 2007
(Dollars in thousands)

	Member	Accumulated
	Contributions	Earnings/(Deficit)	Total
Capital Contributions (Note 1)	$221,656	$—	$221,656
Net income	—	525,972	525,972
Distributions paid to members	—	(468,000)	(468,000)

Balance as of December 31, 2007	221,656	57,972	279,628
Net income	—	504,254	504,254
Distributions paid to members	—	(511,819)	(511,819)

Balance as of December 31, 2008	221,656	50,407	272,063
Net income	—	446,803	446,803
Distributions paid to members	—	(496,372)	(496,372)
Distributions payable to member	—	(25,000)	(25,000)

Balance as of December 31, 2009	$221,656	$(24,162)	$197,494

The accompanying notes are an integral part of these financial statements.

Crown Imports LLC
Statements of Cash Flows
For the Years Ended December 31, 2009, 2008, and 2007
(Dollars in thousands)

	2009	2008	2007
Cash flows from operating activities
Net income	$446,803	$504,254	$525,972
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,353	1,073	671
Changes in operating assets and liabilities
(Increase) decrease in -
Accounts receivables, including receivables from related parties	(1,291)	(760)	(106,669)
Inventories	37,075	22,065	(31,165)
Prepaid expenses and other assets	9,014	5,764	(19,785)
Increase (decrease) in -
Accounts payable, including payables to related parties	6,958	(8,429)	15,448
Accrued excise taxes	(3,821)	(815)	2,484
Accrued expenses and other liabilities	11,091	(10,420)	31,332

Net cash provided by operating activities	507,182	512,732	418,288

Cash flows from investing activities
Purchases of property and equipment	(1,232)	(1,746)	(4,045)

Net cash used in investing activities	(1,232)	(1,746)	(4,045)

Cash flows from financing activities
Member contributions	—	—	97,207
Distributions paid to members	(496,372)	(511,819)	(468,000)

Net cash used in financing activities	(496,372)	(511,819)	(370,793)

Net increase (decrease) in cash and cash equivalents	9,578	(833)	43,450
Cash and cash equivalents
Beginning of year	42,617	43,450	—

End of year	$52,195	$42,617	$43,450

The accompanying notes are an integral part of these financial statements.

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2009 and for the Years Ended December 31, 2009, 2008, and 2007
(Dollars in thousands, unless otherwise noted)
1.	Description of the Business and Summary of Significant Accounting Policies

Description of the Business
Crown Imports LLC (the “Company” or “Joint Venture”), a Delaware limited liability company, is a 50-50 joint venture between GModelo Corporation (“GModelo”), a wholly-owned subsidiary of Diblo, S.A. de C.V. (“Diblo”), and Constellation Beers Ltd. (previously known as Barton Beers, Ltd.) (“Barton”), an indirect wholly-owned subsidiary of Constellation Brands, Inc. (“Constellation”), created on January 2, 2007. The Company imports, markets and sells an imported beer portfolio across the entire U.S., the District of Columbia and Guam. The Company’s portfolio includes Corona Extra, Corona Light, Coronita, Modelo Especial, Negra Modelo and Pacifico (the “Modelo Brands”) and the St. Pauli Girl and Tsingtao beer brands.
On January 2, 2007, pursuant to a contribution agreement among Barton, Diblo and the Company (the “Barton Contribution Agreement”), Barton contributed to the Company substantially all of Barton’s assets relating to importing, marketing and selling the Modelo Brands and the St. Pauli Girl and Tsingtao brands and liabilities associated therewith (the “Barton Contributed Net Assets”), in exchange for a 50% membership interest in the Company. Simultaneously, GModelo, a related party of Grupo Modelo, S.A.B. de C.V. (“Modelo”), joined Barton as a member of the Company. In exchange for a 50% membership interest in the Company, GModelo contributed cash in an equal amount to the Barton Contributed Net Assets, subject to specified adjustments. The operations and governance of the Joint Venture are provided for in the Company’s Amended and Restated Limited Liability Company Agreement dated January 2, 2007 (the “LLC Agreement”). All information relating to the year ended December 31, 2007 refers to the period from January 2, 2007 (date of inception) through December 31, 2007. The contributions, including noncash contributions, made to the Company by each respective member on January 2, 2007 are as follows:

Respective Contributions to the Joint Venture
Net intangible assets
Intangibles (distribution rights)	$14,239
Goodwill	13,003

Barton contributed net intangible assets	27,242

Net tangible assets
Inventory	122,671
Other assets	11,155
Property and equipment	1,300
Accounts payable	(28,931)
Accruals	(8,988)

Barton contributed net tangible assets	97,207

Cash	97,207

GModelo contributed assets	97,207

Total capital contribution at inception	$221,656

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2009 and for the Years Ended December 31, 2009, 2008, and 2007
(Dollars in thousands, unless otherwise noted)
Codification
In 2009, the Financial Accounting Standards Board (“FASB”) issued The FASB Accounting Standards Codification (“ASC” or “Codification”) and the Hierarchy of Generally Accepted Accounting Principles (“GAAP”). This statement is effective for the Company in 2009. Upon effect, the Codification became the source of authoritative U.S. GAAP recognized by the FASB and the Company’s notes to the financial statements no longer make reference to the Statement of Financial Accounting Standards or other U.S. GAAP pronouncements. The adoption of the Codification had no impact on the Company’s financial condition or results of operations.
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less at the time of the purchase to be cash equivalents. Such investments are stated at cost, which approximates fair value.
Accounts Receivable
The majority of the accounts receivable balance is generated from sales to independent distributors with whom the Company has a predetermined collection date arranged through electronic funds transfer. An allowance for doubtful accounts is determined based on historical information and an assessment of individual accounts.
Inventories
Inventories, principally consisting of product for resale, are valued at the lower of cost or market, cost being determined on the first-in, first-out method. Substantially all inventory is related to finished goods inventory. The Company assesses the valuation of its inventories and reduces the carrying value of those inventories that are obsolete or in excess of the Company’s forecasted usage to their estimated net realizable value.
Property and Equipment
Purchases of property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the respective assets, generally using the straight-line method. Amortization of leasehold improvements is provided over the lesser of the lease term or the estimated useful life of the asset. Direct costs related to internally-developed software projects are capitalized and amortized over their estimated useful life.
Amounts for maintenance and repairs are charged to expense as incurred. Major expenditures for improvements which are expected to increase the useful life of an item are capitalized to the appropriate asset accounts. Gains and losses on sales of property and equipment are credited or charged to income. The estimated useful lives are as follows:

Depreciable life in years
Machinery and equipment	3 to 10

Software	3 to 7
Income Taxes
The Company is treated as a partnership for federal and state income tax purposes. Accordingly, the members are responsible for U.S. federal and substantially all state income tax liabilities arising out of the operations.

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2009 and for the Years Ended December 31, 2009, 2008, and 2007
(Dollars in thousands, unless otherwise noted)
Revenue Recognition
Sales are recognized when title passes to the customer, which is generally when the product is delivered.
In accordance with the guidance provided in the ASC surrounding Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), sales reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional and advertising allowances, and rebates. Certain customer incentive programs require management to estimate the cost of these programs. The accrued liability for these programs is determined through analysis of programs offered, historical trends, expectations regarding customer and consumer participation, sales and payment trends, and experience with payment patterns associated with similar programs that had been previously offered. Accrued promotional allowances at December 31, 2009 and 2008 were $14,004 and $9,964, respectively. Promotional expense for the years ended December 31, 2009, 2008, and 2007 was $117,826, $125,878, and $139,510, respectively.
In accordance with ASC guidance regarding How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement, excise taxes associated with transporting the products into the United States are recorded as a reduction to sales. In accordance with ASC guidance surrounding Reporting Revenue Gross as a Principal rather than Net as an Agent, the Company has entered into a revenue sharing agreement with one of its related parties, Extrade II, with sales being recorded on a gross basis.
Cost of Product Sold
The types of costs included in cost of product sold are principally cost of finished goods, packaging, and warehouse costs (including distribution network costs). Distribution network costs include inbound freight charges, outbound shipping and handling costs, purchasing and receiving costs, inspection costs, and warehousing costs.
Reclassifications
Certain amounts in the prior year’s financial statements and notes thereto have been reclassified to conform to the current year presentation. Such reclassifications had no impact on previously reported net income.

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2009 and for the Years Ended December 31, 2009, 2008, and 2007
(Dollars in thousands, unless otherwise noted)
Selling, General and Administrative Expenses
The types of costs included in selling, general and administrative expenses consist predominantly of advertising, marketing, and employee compensation and related benefits costs. Generally, distribution network costs are not included in the Company’s selling, general and administrative expenses, but are included in cost of product sold as described above. The Company expenses advertising costs as incurred, shown or distributed. Prepaid advertising costs at December 31, 2009 and 2008 were $5,100 and $10,568, respectively. Advertising expense for the years ended December 31, 2009, 2008, and 2007 was $137,018, $145,534, and $145,250, respectively.
In accordance with the guidance provided in the ASC surrounding Customer’s Characterization of Certain Consideration Received from a Vendor, cash consideration received by the Company from its vendors is presumed to be a reduction of the prices of the vendor’s products or services and, therefore, is characterized as a reduction of cost of product sold when recognized in the income statement, unless 1) it is a payment for assets or services delivered to the vendor, in which case the cash consideration shall be characterized as revenue (or other income, as appropriate) when recognized in the income statement or 2) it is a reimbursement of costs incurred by the Company to sell the vendor’s products, in which case the cash consideration shall be characterized as a reduction of that cost when recognized in the income statement.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Subsequent Events
For the current reporting period, subsequent events were evaluated through February 17, 2010, which represents the date the financial statements were available to be issued.
2.	Property and Equipment
A summary of property and equipment as of December 31, 2009 and 2008 is as follows:

	2009	2008
Leasehold improvements	$957	$957
Machinery and equipment	3,770	4,972
Software	3,597	1,163

	8,324	7,092
Less — accumulated depreciation and amortization	3,097	1,744

Net property and equipment	$5,227	$5,348

Depreciation and amortization expense for the years ended December 31, 2009, 2008, and 2007 was equal to $1,353, $1,073, and $671, respectively.

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2009 and for the Years Ended December 31, 2009, 2008, and 2007
(Dollars in thousands, unless otherwise noted)
3.	Intangible Assets
The carrying value of intangible assets, including goodwill, at December 31, 2009 and 2008, was $27,242. Intangible assets represent distribution rights that are not amortized because they have an indefinite useful life. The Company reviews its intangible assets and goodwill annually for impairment, or sooner, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. No impairments existed as of December 31, 2009 and 2008.
4.	Employee Benefit Plans
401(k) Plan
The Company sponsors a 401(k) plan for all salaried employees. The plan includes optional employee contributions as a percentage of eligible earnings, subject to Internal Revenue Service (“IRS”) limitations, with matching employer contributions as a percentage of eligible earnings.
Profit Sharing Plan
The Company sponsors a profit sharing plan for certain employees under which the Company makes discretionary contributions determined each plan year, subject to IRS limitations.
Supplementary Employee Benefit Plan (“SERP”)
The Company maintains a deferred compensation plan for key employees. The plan provides for employee deferrals for discretionary benefits provided by the Company, and the excess of any contributions owed through the profit sharing plan over IRS limitations. These employee benefits will be distributed in a lump-sum payment after the employees leave the Company.
Short-Term Incentive Plan
The Company maintains short-term incentive plans (“STIP”) for key employees. Eligible employees may be awarded cash bonuses, which vest based on achieving certain targets, as defined in the STIP.
Long-Term Incentive Plan
The Company maintains long-term incentive plans (“LTIP”) for key employees. Eligible employees may be awarded cash bonuses, which vest based on achieving certain targets, as defined in the LTIP.

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2009 and for the Years Ended December 31, 2009, 2008, and 2007
(Dollars in thousands, unless otherwise noted)
The total expenses under these plans for the years ended December 31, 2009, 2008, and 2007 are as follows:

	2009	2008	2007
401(k) plan	$1,118	$701	$545
Profit sharing plan	1,552	1,657	1,290
SERP	27	—	20
STIP	4,742	2,864	7,239
LTIP	3,257	1,172	1,413

Total	$10,696	$6,394	$10,507

The total amount accrued related to employee benefit plans as of December 31, 2009 and 2008 was $11,684 and $7,254, respectively.
5.	Related-Party Transactions

The Company and Extrade II S.A. de C.V. (“Extrade II”), an affiliate of GModelo, entered into an Importer Agreement (the “Importer Agreement”) effective as of the Company’s inception pursuant to which Extrade II granted to the Company the exclusive rights to import, market and sell the Modelo Brands in the 50 States of the U.S., the District of Columbia and Guam. The Modelo Brands represented approximately 98% of the Company’s sales for the years ended December 31, 2009, 2008, and 2007. The Company also entered into a Sub-license Agreement (the “Sub-license Agreement”), pursuant to which Marcas Modelo S.A. de C.V. (“Marcas Modelo”), another affiliate of GModelo, granted the Company an exclusive sub-license to use certain trademarks related to the Modelo Brands within this territory. Certain inventory purchases are made through Extrade I S.A. de C.V., (“Extrade I”), also an affiliate of GModelo. Total purchases from Extrade I and Extrade II under the Importer Agreement totaled $1,067,160, $1,133,384, and $1,170,788 for the years ended December 31, 2009, 2008, and 2007, respectively. As of December 31, 2009 and 2008, payables to related parties for inventory purchases included $4,159 and $9,867, respectively, due to Extrade II.

The Importer Agreement also allows the Company to recover certain costs. Payments made to the Company under the Importer Agreement for the years ended December 31, 2009, 2008, and 2007, amounted to $3,617, $1,672, and $2,818, respectively, with $0 outstanding at December 31, 2009 and 2008.

The Company makes royalty payments, which are included in cost of product sold, to Marcas Modelo for the use of the Modelo brand names. Payments from the Company under the Sub-license Agreement for the years ended December 31, 2009, 2008, and 2007, amounted to $143,122, $153,339, and $156,399, respectively, with $525 and $1,011 due to this related party at December 31, 2009 and 2008, respectively.

Under the terms of the LLC Agreement, the Company follows a strategic pricing initiative (“Initiative”) for the Modelo Brands sold in the Company’s territory. Based on this Initiative, the Company agrees to share revenue with Extrade II based on market price adjustments as established within the Importer Agreement, subject to recovery by the Company of certain costs that offset revenue sharing amounts. The amounts estimated by the Company under this Initiative are subject to periodic review by the joint venture members and adjustments, if any, are accounted

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2009 and for the Years Ended December 31, 2009, 2008, and 2007
(Dollars in thousands, unless otherwise noted)
for on a prospective basis. The Company has estimated revenue sharing, net of certain cost recoveries, earned by Extrade II amounted to $24,781, $14,446, and $38,731 for the years ended December 31, 2009, 2008, and 2007, respectively. The Company had a net payable to Extrade II of $7,727 and a net receivable of $3,393 as of December 31, 2009 and 2008, respectively.

Additionally, the Company entered into a marketing initiative with Marketing Modelo S.A. de C.V. (“Marketing Modelo”), an affiliate of GModelo, for advertising. The Company also purchased various marketing and promotional materials from GModelo. The total amount paid to these related parties for the years ended December 31, 2009, 2008, and 2007 for marketing and promotions amounted to $1,877, $1,847, and $1,614, respectively, with $21 and $9 due to this related party at December 31, 2009 and 2008, respectively.

Barton charged the Company $18,279, $17,576, and $16,900 for shared services provided to the Company for the years ended December 31, 2009, 2008, and 2007, respectively. Services provided include information technology, licensing, financial accounting, tax, administrative, legal and human resources. The fee is charged monthly, with future annual commitments as follows:

Years ending December 31
2010	$19,010
2011	19,771
2012	20,561

Total future commitments	$59,342

6.	Leases

The Company’s leasing operations consist principally of the leasing of office space and motor vehicles.

Office space leases are all classified as operating leases and expire over the next ten years. Motor vehicle leases are classified as operating and expire over the next three years.

The future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows at December 31, 2009:

Years ending December 31
2010	$3,471
2011	1,310
2012	1,209
2013	989
2014	978
Thereafter	3,415

Total minimum payments	$11,372

Total rental expense was $3,585, $3,677, and $4,245 for the years ended December 31, 2009, 2008, and 2007, respectively.

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2009 and for the Years Ended December 31, 2009, 2008, and 2007
(Dollars in thousands, unless otherwise noted)
7.	Commitments and Contingencies

Line of Credit

The Company maintains an uncommitted line of credit with Citibank, N.A., which provides for maximum borrowings of $15,000. The line of credit matured on December 31, 2009. Borrowings under the line of credit bear an interest rate determined two business days before the first day of such interest period based on the rate per annum at which U.S. Dollar deposits are offered to prime banks in the London interbank market plus a margin of 200 basis points. As of January 2, 2010, the line of credit was renewed by management with a maturity date of December 31, 2010 under comparable terms. As of December 31, 2009 and 2008, there were no outstanding balances on the line of credit.

Warehouse Commitments

The Company enters into warehousing agreements, where rentals are based on a fixed rate per case stored, along with associated handling and repackaging fees. Under certain warehousing agreements, the Company is required to make minimum future payments based on minimum case volume per annum, whether it uses the warehouse or not. For the years ended December 31, 2009, 2008, and 2007, the Company met all minimum requirements. The annual amount of such required payments at December 31, 2009 is as follows:

Years ending December 31
2010	$2,913
2011	2,913

Total minimum payments	$5,826

Contingencies

The Company is a party to various litigation, which arises in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liability will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Member Lawsuit

On December 15, 2009, the Company became aware of a lawsuit filed by GModelo against Constellation regarding a disagreement over how incremental marketing costs for the Company in 2010 are to be funded. The Company is not a party to this lawsuit, and the lawsuit is not expected to have a material impact upon the Company’s financial position or its ongoing operations.

Distribution Agreements

The Company distributes Tsingtao and St. Pauli Girl beer pursuant to exclusive distribution agreements with the suppliers of these products. The Company’s agreement with Tsingtao and St. Pauli Girl are both scheduled to expire on December 31, 2011. Prior to their expiration, these agreements may be terminated if the Company fails to meet certain performance criteria. At December 31, 2009, the Company believes it is in compliance with all of its material distribution agreements with its suppliers, and the Company does not believe that these agreements will be terminated.

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2009 and for the Years Ended December 31, 2009, 2008, and 2007
(Dollars in thousands, unless otherwise noted)
8.	Members’ Equity

The Company has been established as a limited liability company. Under the terms of the LLC Agreement, there is one class of membership interest in the Company and, unless otherwise provided for in the LLC Agreement, all membership interests are entitled to the same benefits, rights, duties and obligations and vote on all matters as a single class. Additionally, under the terms of the LLC Agreement, no member of the Company is liable for any debt, obligation or liability of the Company, except as provided by law or otherwise specifically as provided in the LLC Agreement. A member cannot, unless otherwise provided for in the LLC Agreement, transfer all or any portion of its membership interest.

The Company is authorized to establish a capital account for each member equal to that member’s initial capital contribution, represented by Common Units. The Common Units are voting and subject to transfer restrictions as defined in the LLC Agreement. As of December 31, 2009 and 2008, the Company had 100 Common Units, with each of GModelo and Barton owning 50 units, in exchange for the contributions made to the Company at inception.

As described in the LLC Agreement, under certain circumstances including (i) material interference with the Importer Agreement, Barton has the right (but not the obligation) to sell its membership interest to GModelo; (ii) a proposed change in control of Barton, GModelo has the right (but not the obligation) to purchase Barton’s membership interest; and (iii) at the conclusion of each ten year period of the joint venture, GModelo has the right (but not the obligation) to purchase Barton’s membership interest. Any such transfer is subject to the satisfaction of certain conditions, and the relevant purchase price is determined pursuant to specific formulas, all as set forth in the LLC Agreement.